EXHIBIT 23



         We consent to incorporation by reference in this registration statement on Form S-8 of Mobius Management Systems, Inc. of our reports dated February 23, 1998, except as to Note 15 which is as of April 27, 1998, relating to the consolidated balance sheets of Mobius Management Systems, Inc. and subsidiaries as of June 30, 1996 and 1997 and December 31, 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30 , 1997 and the six months ended December 31, 1997, and the related schedule, which reports appears in the registration statement No. 333-47117 on Form S-1, as amended of Mobius Management Systems, Inc.


KPMG PEAT MARWICK, LLP



Stamford, Connecticut